PLACER DEL MAR, LTD.
                                3707 Fifth Avenue
                               San Diego, CA 92103
                                # (775) 352-3839
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                                                                January 11, 2005

Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
    File No. 333-127736

Dear Ms. Howell,

Per your comment letter dated November 21st, 2005, we submit the following as a part of the second amendment to our registration statement on Form SB-2.

PLAN OF DISTRIBUTION

1.   We have stated the material terms of the agreement.


DESCRIPTION OF BUSINESS

2. We have revised the section to remove many of the technical terms and limited the glossary to the remaining terms.

3.   We have rewritten the section and removed much of the technical detail.

4. We have discussed our phased exploration program in greater detail and disclosed that we will make a decision whether to proceed to the next phase based upon the findings in the previous phase. We have also disclosed the current status of the program.

5.   We have disclosed all material terms of the mineral rights agreement.

6.   We have included the schedule to Exhibit 10.

7.   We have stated that the nature of our interest in the mineral claim entitles the company to exploit any possible mineralization beneath the surface within our claims boundaries.
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8.   We have explained that we have not yet applied for a mining permit. We have disclosed when we intend to apply for a permit, the estimated time to obtain a permit, once we have commenced the application process.

9.   We have removed references to "Axen, 1995" and "Sylar, 1974", et al.

10.  We have added all the disclosures required by Industry Guide 7(b).

11. We have included Baja Norte, Mexico as a political boundary as well as identified the Pacific Ocean and a directional to Tijuana & the U.S..

12.  We have disclosed the source of funds.


PLAN OF OPERATION

13. We have disclosed how the company intends to manage its reporting obligations. We have disclosed the company's operations will cease due to a dire lack of financing.

14. We have provided a detailed plan of operations and described Mr. Bravo's involvement in the initial stage.

15. We have $27,901 in cash. Phase One of our initial exploration will cost an estimated $15,000. The director has verbally agreed to loan the company an additional $50,000 in cash. Commencement of Phase Two of our exploration is contingent upon discovery of sufficient mineralization to continue. If we are not successful in the discovery of minerals our operations will cease and investors will lose their money.

16. We have changed the disclosure to correctly state that "We do not expect weather conditions to substantially impact our plan of operation due to the moderate climate and favorable weather conditions of Baja California, Mexico.

17. We have disclosed that the company has a cash balance of $27,901 which is sufficient to pay for professional fees, which the company estimates to be approximately $15,000. 18. We have disclosed the amount the director is willing to loan the company in order to sustain operations and the terms which management will loan cash to the company.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FIRM, F-1

1.   The auditors letter has been revised to solely reflect one issuance date.
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STATEMENT OF OPERATIONS

2. Weighted average has been revised to reconcile the dates to the statement of stockholders equity (a revised weighted average calculation worksheet has been provided).

NOTES TO FINANCIAL STATEMENTS

GENERAL

3. Note 2d has been inserted to include the accounting policies for mining rights and their related costs.

NOTE 8 - MINERAL PROPERTY, F-9

4. The financial statements reflect the $2,000 (paid by an officer) paid on the option and $1,000 towards geological services.

NOTE 12 - REVISED FINANCIAL STATEMENTS, F-10

5. The financials have been revised to properly state "restated" throughout the financial reports.

6. Note 12 has been revised to show no reference to the commission and to expand on the revisions to the financial statements.

7. Note 12 has been expanded to properly state the effect on the financials caused by the adjustments to accounts receivable. Accounts payable was not affected in the revised reports.

OTHER

8. We have provided updated audited financials statements through December 31, 2005 and a current consent letter has been provided

Sincerely,


/s/ Humberto Bravo
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Humberto Bravo
President & Director